UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

DORIAN LPG LTD.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Cusip No. Y2106R110	SCHEDULE 13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,460
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,460
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

The calculation assumes that there are a total of 55,157,193 Common Shares outstanding as of August 7, 2018, which is based on information provided by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 (the “Q2 2018 10-Q”).

Cusip No. Y2106R110	SCHEDULE 13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,560
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,157,193 Common Shares outstanding as of August 7, 2018, which is based on information provided by the Issuer in the Q2 2018 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS BW LPG Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,157,193 Common Shares outstanding as of August 7, 2018, which is based on information provided by the Issuer in the Q2 2018 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 5 of 8

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,560
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) OO
* The calculation assumes that there are a total of 55,157,193 Common Shares outstanding as of August 7, 2018, which is based on information provided by the Issuer in the Q2 2018 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 6 of 8

1.	NAMES OF REPORTING PERSONS BW LPG Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,157,193 Common Shares outstanding as of August 7, 2018, which is based on information provided by the Issuer in the Q2 2018 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 7 of 8

Item 1.  Security and Issuer.

This Amendment No. 7 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 28, 2015, as amended by Amendment No. 1 filed on August 31, 2015, Amendment No. 2 filed on January 29, 2018, Amendment No. 3 filed on February 1, 2018, Amendment No. 4 filed on May 29, 2018, Amendment No. 5 filed on July 9, 2018 and Amendment No. 6 filed on July 16, 2018 (collectively with this Amendment No. 7, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On October 8, 2018, BW LPG delivered a letter (the “Withdrawal Letter”) to the Issuer notifying the Issuer of BW LPG’s withdrawal of its all-stock proposal for a combination of BW LPG with the Issuer and, in connection therewith, its withdrawal of its intention to nominate three independent candidates to stand for election to the Issuer’s Board of Directors at the Issuer’s 2018 Annual Meeting of Shareholders. The foregoing description of the Withdrawal Letter does not purport to be complete and is qualified in its entirety by reference to the Withdrawal Letter, which is attached as Exhibit 99.13 hereto and is incorporated by reference herein.

Also on October 8, 2018, BW LPG issued a press release announcing the withdrawal of its all-stock proposal for a combination of BW LPG and the Issuer, which is attached as Exhibit 99.14 hereto.

As the Reporting Persons have previously disclosed, the Reporting Persons expect to review from time to time their investment in the Issuer and in the future may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, decide to: (i) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Common Shares, options or other securities now beneficially owned or hereafter acquired by them; (iii) propose one or more director nominees for the Issuer’s Board of Directors or take other actions with respect to the election of the Issuer’s directors; (iv) engage in discussions and negotiations or enter into other transactions with a view to combining BW LPG with the Issuer or otherwise obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following exhibits:

Exhibit 99.13	Withdrawal Letter, dated October 8, 2018
Exhibit 99.14	Press Release, dated October 8, 2018

Cusip No. Y2106R110	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2018

BW EUROHOLDINGS LIMITED

By: /s/ Billy Chiu

Name: Billy Chiu
Title: Authorized Signatory

BW GROUP LIMITED

By: /s/ Nicholas Fell
Name: Nicholas Fell
Title: Authorized Signatory

SOHMEN FAMILY FOUNDATION

By: /s/ Andreas Sohmen-Pao
Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG LIMITED

By: /s/ Andreas Sohmen-Pao
Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG HOLDING LIMITED

By: /s/ Elaine Ong Yi Ling

Name: Elaine Ong Yi Ling
Title: Authorized Signatory